[Letterhead of Sutherland Asbill & Brennan LLP]

April 20, 2010
VIA EDGAR

James E. O’Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Keating Capital, Inc. Registration Statement on Form N-2

Dear Mr. O’Connor:

On behalf of Keating Capital, Inc. (the “Company”), we are hereby electronically transmitting for filing under the Securities Act of 1933 (the “Securities Act”) a post-effective amendment (the “Post-Effective Amendment”) to the Company’s registration statement on Form N-2 (File No. 333-157217) (the “Registration Statement”).  The Registration Statement relates to the continuous offering under Rule 415 of the Securities Act of up to 10,000,000 shares of common stock of the Company.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Post-Effective Amendment selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).  The disclosure contained in the Post-Effective Amendment is substantially similar to the disclosure contained in the Registration Statement, as declared effective on June 11, 2009, except for (i) the updating of financial information and certain other data, (ii) the updating of information pertaining to the Company as set forth in its periodic reports filed with the Commission, and (iii) the extension of the expiration date of the offering.

Please let us know if you would like a courtesy copy of the Post-Effective Amendment.  If you have any questions or comments regarding the Post-Effective Amendment, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus